Chromocell Therapeutics Corporation
4400 Route 9 South, Suite 1000
Freehold, NJ 07728

October 13, 2023

Via EDGAR

Doris Stacey Gama and Jason Drory

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Re:	Chromocell Therapeutics Corporation Amendment No. 5 to Registration Statement on Form S-1 Filed September 1, 2023 File No. 333-269188

Dear Madam and Sir:

This correspondence responds to the letter, dated September 11, 2023, received from the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-mentioned Amendment No. 5 to Registration Statement on Form S-1 filed on September 1, 2023 by Chromocell Therapeutics Corporation (the “Company”, “we”, “us” or “our”). For convenience, the Staff’s comments are restated below in bold text, with each comment followed by our response. We are concurrently filing with this letter Amendment No. 6 to Registration Statement on Form S-1 (“Amendment No. 6”). Capitalized terms used, but not defined, in this letter have the meanings ascribed to such terms in Amendment No. 6.

Amendment No. 5 to Registration Statement on Form S-1 filed September 1, 2023

Business Overview, page 52

1.	We note your disclosure that you “plan to proceed with [y]our clinical trials in 2023, focusing on a study to evaluate this rash mitigation strategy and a Phase 2a proof-of-concept study assessing the potential efficacy of CC8464 in EM patients with a genetic disposition” and your revised disclosure that you are “evaluating doing the rash mitigation and [y]our proof-of-concept study in a different national jurisdiction acceptable to the FDA.” Please update your disclosure to clarify whether you still plan to begin these studies in 2023 or whether your timeline has been delayed. In addition, please expand your disclosure of the planned trials to describe the material elements of the trial design and your anticipated timeline for completion of the trials or otherwise advise.

Response: In response to the Staff’s comment, we have revised the disclosure throughout Amendment No. 6 to clarify that (i) we plan to begin recruiting patients for the rash mitigation study in late 2023 and, once we initiate dosing of patients in early 2024, we expect that the study will be completed within nine months and (ii) we plan to begin the Phase 2a proof-of-concept study design in the fourth quarter of 2024 and, once initiated, we expect that the Phase 2a proof-of-concept study will be completed within twelve months.  In addition, we have expanded the disclosure of each of these planned trials throughout Amendment No. 6 to describe the material elements of the trial design.

2.	Please revise your disclosure to clarify when you plan to conduct in vivo and in vitro studies on the treatment of eye pain with CC8464 as a topical agent. In addition, we note your prior Phase 1 study of CC8464 appeared to evaluate administering CC8464 with oral doses. Please clarify whether you have already developed CC8464 as a topical agent or otherwise advise.

Response: In response to the Staff’s comment, we have revised the disclosure in Amendment No. 6 to clarify that (i) we have commenced development of a topical ophthalmic formulation of CC8464 and (ii) we plan to conduct in vivo and toxicology studies in early 2024, after which we may pursue a proof-of-concept trial in human patients.

If you have any questions or require additional information, please contact the Company’s counsel, David E. Danovitch at (212) 660-3060 or at ddanovitch@sullivanlaw.com or Aaron M. Schleicher at (212) 660-3034 or at aschleicher@sullivanlaw.com, of Sullivan & Worcester LLP.

Sincerely,

Chromocell Therapeutics Corporation

By:	/s/ Francis Knuettel II
Francis Knuettel II
Interim Chief Executive Officer and Chief Financial Officer

cc:	Kristin Lochhead and Daniel Gordon, Securities and Exchange Commission
David E. Danovitch, Esq., Sullivan & Worcester LLP
Aaron M. Schleicher, Esq., Sullivan & Worcester LLP